Bioheart, Inc.
13794 NW 4th Street, Suite 212,
Sunrise, Florida 33325

January 3, 2013

<u>**VIA Courier and Email**</u> (DCAOLetters@sec.gov)

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Accountant
100 F Street, NE
Division of Corporate Finance
Washington, D.C. 20549

> Re: Re: Bioheart, Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2011, filed April 12,
> 2012 and amended November 9, 2012 and November 15, 2012 (the
> "Annual Report"), File No. 001-33718
> Post-Effective Registration Statement (SEC File #333-179096) on Form S-1 to
> be filed
> Request for Waiver

Ladies and Gentlemen:

Bioheart, Inc., a Florida corporation (the "Registrant"), submits this request that the staff waive the requirement that the Registrant's prior filing of its financial statements for the year ended December 31, 2009 be audited in amended or future filings. The Registrant requests that the financial statements for the year ended December 31, 2009 be deemed and accepted as unaudited and all future filings delete any reference to the Registrant's prior auditor, Jewett, Schwartz, Wolfe & Associates ("JSW") as an independent registered public accounting firm, because the Registrant is unable to rely upon the opinion of the Registrant's prior auditor, JSW, since JSW is a dormant entity, is sanctioned pursuant to PCAOB Release No. 105-2012-004, dated September 7, 2012 (revoking JSW's registration), and it is impracticable or involves undue hardship to re-audit that fiscal year.

JSW audited the Registrant's financial statements for the year ended December 31, 2009. The use of such report is required to be filed by the Registrant with the annual report on Form 10-K for the fiscal year ended December 31, 2011 and will also be required for a prospective Post-Effective Registration Statement (SEC File #333-179096) on Form S-1 to be filed. (The staff previously granted the Company a waiver of the consent of JSW when the Registrant filed the original Registration Statement (SEC File #333-179096) on Form S-1). In February, 2011, JSW advised Registrant that the audit related work of several public clients (defined as issuers under PPCAOB standards) of its audit practice was acquired by RBSM LLP ("RBSM"), an independent registered public accounting firm. As a result, JSW resigned as the Registrant's independent registered public

- Registrant will not include Jewett, Schwartz, Wolfe & Associates under Experts section of the prospective Post-Effective Registration Statement (SEC File #333-179096) on Form S-1 to be filed that, or include references to Jewett, Schwartz, Wolfe & Associates in any amended or future reports;
- The Registrant will include the following risk factor in amended and future filings: ***Recourse against and recovery from our prior auditor may be limited.*** The Company's prior auditor who audited our consolidated financial statements at December 31, 2009 and 2008, and the cumulative period from August 12, 1999 (date of inception) to December 31, 2009, has ceased operations, and the Public Company Accounting Oversight Board has revoked its registration, such that the consolidated financial statements at December 31, 2009 and 2008, and the cumulative period from August 12, 1999 (date of inception) are to be deemed as unaudited. Accordingly, investors are cautioned that any recourse or recovery they may have against or from such auditor arising out of our consolidated financial statements at December 31, 2009 and 2008 may be limited (though any such limitation shall not have any affect upon our liability for such financial statements); and
- Registrant will file an amendment to the Annual Report to incorporate the matters above.

We hereby acknowledge that Registrant is responsible for the adequacy and accuracy of the disclosures in public filings, and the approval of the application to dispense with auditor consent or staff comments or changes to disclosure in response to staff comments di not foreclose the commission from taking any action with respect to any public filings, and the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration. Should you require any further information, please contact me at 954-835-1500, mtomas6@bellsouth.net, or by facsimile at 954-845-9976. Otherwise, I look forward to a favorable response to our application that we may proceed with the filing of the Post-Effective registration Statement and satisfy the staff comment received by letter on December 11, 2012.

Very truly yours,

Mike Tomas
Chief Executive Officer



AFFIDAVIT

STATE OF FLORIDA)

:SS

COUNTY OF BROWARD)

Mike Tomas, Chief Executive Officer, President, and Chief Accounting Officer of Bioheart, Inc. ("Registrant"), being first duly sworn says under oath:

1. I am Chief Executive Officer, President, and Chief Accounting Officer of the Registrant.

2. I am familiar with the factual matters set forth in Registrant's request to the US Securities and Exchange Commission ("SEC"), which requests that the staff waive the requirement that the Registrant's prior filing of its financial statements for the year ended December 31, 2009 be deemed as audited in amended or future filings and that the financial statements for the year ended December 31, 2009 be deemed as unaudited and amounts from inception in annual financial statements be labeled as unaudited.

3. Registrant previously requested from JSW that JSW provide its written consent to use of the audit report of JSW with regard to the financial statements of Registrant for the fiscal year ended December 31, 2009 required to be filed with the annual report on Form 10-K for the fiscal year ended December 31, 2011 and on a contemplated Post-Effective Registration Statement (SEC File #333-179096) on Form S-1, which request by the Registrant has been declined by JSW. Subsequently, this request for consent was rendered moot the PCAOB revocation of JSW's registration.

FURTHER AFFIANT SAYETH NOT.

[signature]

Mike Tomas

State of Florida
County of MIAMI-DADE
Sworn to (or affirm) and subscribed before me this 5th day of JANUARY, 20 13 by MIGUEL N. TOMAS

Personally Known ___ OR Produced Identification ✓
Type of Identification Produced FL.D.L T520-554-65-347-0

[signature]

Notary Public State of Florida
Hector F Collazos
My Commission EE040212
Expires 11/07/2014

State of FLORIDA)

:SS

County of ~~BROWARD~~ MIAMI-DADE)

On the 3rd day of January in the year 2013, before me, the undersigned, a Notary Public in and for the State, personally appeared Mike Tomas, personally known to be or provided to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument.



AFFIDAVIT

STATE OF FLORIDA)

:SS

COUNTY OF FLORIDA)

Charles Jewett, ~~CPA,~~ PA ~~Partner of the firm formally~~ known as Jewett, Schwartz, Wolfe & Associates ("JSW"), being first duly sworn says under oath:

1. I am a partner in the accounting firm of JSW.

2. JSW was formerly engaged as the registered independent public accounting form for Bioheart, Inc. (Registrant") and responsible for the preparation of the audit report with regard to the financial statements of registrant for the fiscal year ended December 31, 2009.

3. Registrant has requested from JSW that JSW provide ~~is~~ written consent to use ~~of~~ the audit report of JSW with regard to the financial statements of Registrant for the fiscal year ended December 31, 2009, required to be filed with the annual report on Form 10-K for the fiscal year ended December 31, 2011 and also required to be filed on any Post-Effective Registration Statement (SEC File #333-179096), which request has been declined by JSW.

4. JSW has declined the request as JSW is a dormant entity, is sanctioned pursuant to PCAOB Release No. 105-2012-004, dated September 7, 2012, and no longer has ~~personal~~ PERSONNEL qualified to sign off on SEC matters.

FURTHER AFFIANT SAYETH NOT.

Charles Jewett, PRESIDENT

NOTARY PUBLIC-STATE OF FLORIDA
Louann McAllister Price
Commission #DD892606
Expires: MAY 25, 2013
BONDED THRU ATLANTIC BONDING CO., INC.

State of FLORIDA

County of BROWARD

On the 12 day of December in the year 2012, before me, the undersigned, a Notary Public in and for the State, personally appeared Charles Jewett, personally known to be or provided to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument.

Louann McAllister Price

Signature and Office of individual taking acknowledgement